Mail Stop 3720

June 12, 2006

Mr. Victor Tong
President
PacificNet Inc.
860 Blue Gentian Road
Suite 360
Eagan, MN 55121

       Re: **PacificNet Inc.**
                Form 10-KSB for Fiscal Year Ended December 31, 2005
                Filed April 28, 2006

                Form 10-Q for Fiscal Quarter Ended March 31, 2006
                File No. 000-24985

Dear Mr. Tong:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Item 6. Management's Discussion and Analysis, page 34

Revenue, page 37

1. We note in the last paragraph of page 37 that your revenue within your Value-Added
    Services segment includes the sale of phone cards. Based on our previous
    correspondence with you and your segment footnote on page F-32, it was our
    understanding that your sale of calling cards was included within your
    Communications Distribution Business. Please expand your disclosure to clarify
    what these phone card sales in your Value-Added Services segment represent and
    how they differ from the calling card sales that you make in your Communications
    Distribution Business segment.

Consolidated Balance Sheets, page F-2

2. Disclose and explain to us your basis for classifying the restricted cash as a current
    asset. Refer to the guidance in ARB 43, Chapter 3A, paragraph 6.

Consolidated Income Statements, page F-3

3. If the captions "Cost of Revenues" and "Gross margin" exclude depreciation and
    amortization for property and equipment directly attributed to the generation of
    revenue, we believe that this presentation inappropriately reports a figure for income
    before depreciation and amortization. As required by SAB 11:B, revise your
    presentation to either reclassify the applicable depreciation to "Cost of revenues" or
    remove the caption "Gross margin" and indicate the amount of applicable
    depreciation that is excluded from "Cost of revenues."

Consolidated Statements of Cash Flows, page F-5

4. Please explain to us why you include the line items "Unrealized exchange gain due to
    foreign currency translation" and "Unrealized losses on marketable equity securities"
    as reconciling items within the operating cash flow section given that these items
    affect comprehensive income rather than net income.

5. We note that the decrease in restricted cash provided you with approximately $1.8
    million of investing cash flows during 2005. Does this mean that you reclassified this
    amount from restricted cash to cash and cash equivalents during the year? If so, tell
    us the circumstances that justified this reclassification. Otherwise, please clarify how
    the decrease in restricted cash affected your investing cash flows.

6. Please tell us what the "Decrease in loan receivable" line item within the financing activities section represents and where this loan receivable is located on the balance sheet. In this regard, we note that the "Loan receivable from third parties" line item on the balance sheet increased by approximately $1.6 million between December 31, 2004 and December 31, 2005.

7. Further, tell us why you believe it is appropriate to classify cash payments and cash receipts related to "loan receivables" and "loans receivable from related party" within the financing activity section.

1. Nature of Operations and Summary of Significant Accounting Policies, page F-6

Principles of Consolidation and Basis of Presentation , page F-6

8. Refer to the 1st bullet point on page F-7 and explain to us what you mean by your statement that the original registered capital of Dianxun-VIE was adjusted down from $1.25 million to $125,000 to reflect the fair value of NAV at the time of acquisition. Please also tell us what NAV represents and how you accounted for this write-down on your consolidated financial statements.

9. Further, explain to us what you mean by your disclosure in the 1st paragraph on page F-8, "The initial capital investments in these VIEs were not funded by us but we have provided loans to these VIEs to fund their R&D and expansion plans and therefore no goodwill was generated from the consolidation of the VIEs." Please also clarify your disclosure.

Goodwill and Purchased Intangible Assets, page F-8

10. We refer to your statement in the 2nd paragraph on page F-9 "At the time of acquisition, the fair value of assets and liabilities was determined based on book value minus any potential write-down, if any." Does this mean that you record the assets and liabilities assumed in your acquisitions at the value they were recorded on the acquiree's financial statements (less any write-down)? Please also clarify your disclosure.

2. Business Acquisitions, page F-15

PacificNet Clickcom Limited, page F-18

11. Your disclosure seems to indicate that you only allocated the purchase price to the assets and liabilities of Clickom-BVI and Clickom-WOFE. However, since you concluded that you were the primary beneficiary of Dianxun-DE from the date of acquisition, we believe that you should have also allocated the purchase price to the

assets and liabilities of Dianxun-DE. Please revise your financial statements and notes thereto so that you properly account for this acquisition using the guidance of paragraph 21 of FIN 46(R). In this regard, we would expect that you record the tangible and identifiable intangible assets and liabilities of Clickom-BVI, Clickom-WOFE and Dianxun-DE at fair value. We would also expect that you record goodwill and minority interest at fair value. Please provide us in your response letter with the journal entry that you will make on a consolidated basis to record this acquisition and explain to us in detail how you identified and determined the fair value of the tangible and identifiable intangible assets acquired. Refer also to paragraphs 37 through 39 of SFAS 141 for guidance.

12. Please also note that if your revised accounting results in you recording additional tangible long-lived assets and identifiable intangible assets, we would expect your depreciation and amortization expense to increase for 2005.

13. Revise your disclosure to clearly indicate the amount of cash and stock consideration that was issued and considered part of the purchase price as of December 31, 2005 and the amount that represents contingent consideration. Further, tell us whether the $527,826 figure included in the table at the bottom of page F-18 represents the purchase price as of December 31, 2005. If so, clearly indicate this fact in your disclosure.

14. We note in the last paragraph on page F-18 that the operating results of Clickcom have been consolidated with those of the Company starting December 16, 2004. However, in the middle of page F-19 you disclose that PacficNet included the financial results of Clickom in the consolidated 2005 financial results from the date of acquisition, March 28, 2005. Please clarify.

15. We note from your pro forma consolidated financial information table on page F-19 that your 2004 pro forma revenue was only $169 thousand more than your 2004 consolidated revenue shown on your income statement. Does this mean that Dianxun-DE only had $169 thousand of revenue for the year ended December 31, 2004? If not, explain to us in detail how you calculated the pro forma amounts.

Guangzhou 3G Information Technology Co. LTD, page F-19

16. Your disclosure seems to indicate that you only allocated the purchase price to the assets and liabilities of Guangzhou3G-BVI and Guangzhou3G-WOFE. However, since you concluded that you were the primary beneficiary of Sunroom-DE from the date of acquisition, we believe that you should have also allocated the purchase price to the assets and liabilities of Sunroom-DE. Please revise your financial statements and notes thereto so that you properly account for this acquisition using the guidance of paragraph 21 of FIN 46(R). In this regard, we would expect that you record the

tangible and identifiable intangible assets and liabilities of Guangzhou3G-BVI, Guangzhou3G-WOFE and Sunroom-DE at fair value. We would also expect that you record goodwill and minority interest at fair value. Please provide us in your response letter with the journal entry that you will make on a consolidated basis to record this acquisition and explain to us in detail how you identified and determined the fair value of the tangible and identifiable intangible assets acquired. Refer also to paragraphs 37 through 39 of SFAS 141 for guidance.

17. Revise your disclosure to clearly indicate the amount of cash and stock consideration that was issued and considered part of the purchase price as of December 31, 2005 and the amount that represents contingent consideration. Further, tell us whether the $4,294,200 figure included in the table at the bottom of page F-20 represents the purchase price as of December 31, 2005. If so, clearly indicate this fact in your disclosure.

Shenzhen Guhaiguanchao Investment Consultant Company Limited ("ChinaGoHi"), page F-21

18. Revise your disclosure to clearly indicate the amount of cash and stock consideration that was issued and considered part of the purchase price as of December 31, 2005 and the amount that represents contingent consideration. Further, tell us whether the $4,888,861 figure included in the table at the bottom of page F-22 represents the purchase price as of December 31, 2005. If so, clearly indicate this fact in your disclosure.

19. In relation to this acquisition, please explain to us your consideration of Item 310(c) of Regulation S-B. Please tell us what the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle was for ChinaGoHi for their most recently completed fiscal year.

3. Investment in Affiliated Companies, page F-23

Take 1 Technologies Group Limited, page F-23

20. Please explain to us in detail how you accounted for the reduction of you equity interest in Take 1 from 30% to 20%, your repurchase of 149,459 of your common shares and your issuance of the Convertible Loan.

Note 10 – Subscription Payable, page F-27

21. We note the 2nd paragraph of this footnote; however it is unclear to us what this subscription payable represents. Please explain to us and expand your disclosure to

clearly indicate what this subscription payable is. Further, explain to us your GAAP basis for classifying it as a liability on your balance sheet as of 12/31/05.

12. Stockholders' Equity, page F-27

a) Common Stock

22. Refer to the 2nd to last paragraph on page F-27 and explain to us your basis for valuing the 20,000 shares issued for investor relation services at $3.10 per share. In this regard, we note that your stock traded significantly above $3.10 per share throughout 2005. Please also tell us when these shares were issued, what date you used as the valuation date and what period the investor relation services were provided over.

13. Income Taxes, page F-29

23. Please revise to comply fully with the SFAS 109 disclosure requirements.

16. Restatement and Correction of Error, page F-33

2005 Quarterly Reviews (unaudited), page F-34

24. Please revise to also disclose the restatements of your quarterly Statements of Cash Flows.

Form 10-QSB for the quarter ended March 31, 2006

Consolidated Statements of Cash Flows, page 6

25. Please tell us whether any of the $6.3 million shown in the Accounts receivable and other current assets line item relates to receivables acquired in acquisitions. If so, explain to us why you believe it is appropriate to reduce net income by these acquired receivables to arrive at cash used in operating activities. In this regard, we note your working capital discussion on page 22 that the increases in accounts receivable are mainly attributable to the newly acquired subsidiaries.

26. Refer to your convertible debenture discussion on page 13 and explain to us where you recorded on the cash flow statement the $449,500 payment made to C.E. Unterberg, Towbin L.L.C. and the $50,000 payment made to Maxim Group.

3. Earnings per Share, page 8

27. Refer to your convertible debenture discussion on page 13 and explain to us why you did not include within your diluted EPS calculation the 800,000 shares that are issuable upon conversion of the convertible debentures. If these shares could potentially dilute basic EPS in the future but were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the quarter ended March 31, 2006, please disclose this fact in accordance with paragraph 40c of SFAS 128. Otherwise, please revise.

4. Business Acquisitions, page 8

Guangzhou Wanrong Information Technology Co., Limited, page 8

28. We note from the table at the top of page 9 that you did not allocate any of the purchase price of this acquisition to intangible assets other than goodwill. Please tell us whether you consider the SMS services numbers for China Mobile and China Unicom and the integrated value-added mobile services system acquired in this acquisition to be intangible assets as defined by paragraph 39 of SFAS 141. If so, explain to us why you did not allocate any of the purchase price to these intangible assets. Otherwise, explain to us in detail why you do not consider them to be intangible assets. Refer also to paragraphs A10 through A28 of Appendix A of SFAS 141 for guidance.

29. Revise your disclosure to clearly indicate the amount of cash and stock consideration that was issued and considered part of the purchase price as of March 31, 2006 and the amount that represents contingent consideration. Further, tell us whether the $646,158 figure included in the table at the top of page 9 represents the purchase price as of March 31, 2006. If so, clearly indicate this fact in your disclosure.

PacificNet IMOBILE (Beijing) Technology Co., Limited, page 10

30. Refer to the 1st paragraph under this caption and tell us whether you allocated any of the purchase price to iMobile's two Internet portals, one WAP portal and the agreement to be the designed Internet distributor for Motorola, Nokia, and NEC mobile products in China. Please explain to us in detail your consideration of paragraph 39 and paragraphs A10 through A28 of SFAS 141 in making this determination.

31. Please revise your disclosure to clearly indicate the amount of cash and stock consideration that was issued and considered part of the purchase price as of March 31, 2006 and the amount that represents contingent consideration. Further, revise to

include the disclosures required by paragraph 51e and paragraphs 54-55 of SFAS 141.

8. Convertible Debentures, page 13

32. Please file all agreements related to your convertible debentures and warrants issuances with your next amendment. Otherwise, please advise.

10. Related Party Transactions, page 15

33. In light of the $1,026,000 loan outstanding from Take 1 as of March 31, 2006, please explain to us your consideration of FIN46(R) in accounting this investment. Also tell us when this loan is due.

34. Please explain to us in greater detail the nature and terms and condition of the loan receivable due from the shareholder of Yueshen. For example, tell us when this loan was made in relation to your acquisition of Yueshen, when it is due and what your assessment of the likelihood of collection is.

35. Refer to the 6th paragraph on page 15 and explain to us your basis for classifying the loan receivable due from shareholders of Clickcom VIE as a current asset given that it is due on August 30, 2007. Refer also to the 2nd to last paragraph on page 15 and tell us when the loan receivable due from a company owned by a shareholder of ChinaGohi is due.

11. Commitments and Contingencies, page 16

36. We refer to the 4th paragraph on page 16 where you indicate that Dianxun initially obtained a certificate from the PRC authority to transact business and according to the PRC Telecommunication Rules. Tell us whether Dianxun obtained this certificate prior to your acquisition of Dianxun, and if so, what value you assigned to this certificate upon acquisition. Explain to us your GAAP basis for your accounting.

12. Other Current Assets, page 17

37. Tell us what is included within the $3.1 million Other receivables balance and explain to us your GAAP basis for classifying these receivables as current assets.

Item 2. Management's Discussion and Analysis, page 17

Critical Accounting Policies and Estimates, page 18

Allowance for Doubtful Accounts, page 18

38. We refer to your statement "In the event that our trade receivables become uncollectible, we would be forced to record additional adjustments to receivables to reflect the amounts at net realizable value. Please tell us and disclose what adjustments have been recorded as of March 31, 2006 in order to reflect your receivables at net realizable value. Further, please provide us with a breakout of your receivables by aging category and explain to us your basis for your current recorded allowance. In addition, please disclose on the face of the balance sheet or in a note thereto the allowance for doubtful accounts and notes receivable in accordance with Rule 5-02(4) of Regulation S-X.

Item 4. Controls and Procedures, page 24

Evaluation of Disclosure Controls and Procedures, page 24

39. We note your disclosure on page 24 "Based upon this evaluation The CEO and CFO concluded that as of March 31, 2006 the Company's disclosure controls and procedures contained significant deficiencies and material weaknesses." In accordance with Rule 13(a) – 15(e) of the Exchange Act, please revise to clearly state whether your certifying officers concluded that your disclosure controls and procedures were effective or ineffective as March 31, 2006. If your certifying officers concluded that your disclosure controls and procedures were effective, please explain to us in detail how they came to this conclusion given the material weaknesses that were identified.

Form S-1 filed on May 15, 2006

40. Since you are no longer filing as a small business issuer, please revise to comply fully with Regulation S-X and S-K. For example, you should include three years of income statements, statements of cash flows and statements of shareholders' equity in accordance with Regulation S-X. Further, in accordance with Regulation S-K, you should discuss within MD&A the significant changes in financial statement line items between 2003 and 2004 as well as between 2004 and 2005.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Mr. Victor Tong
PacificNet Inc.
June 12, 2006
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